UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2017

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

11th July 2017
London

Press Release

Pearson agrees to sell a 22% stake in Penguin Random House to Bertelsmann and recapitalise the business generating total net proceeds of approximately $1 billion.

Further to our January announcement, Pearson PLC ("Pearson") today announces an agreement to sell a 22% stake in the Penguin Random House Venture ("PRH") to our partner Bertelsmann SE & Co KGaA ("Bertelsmann") and recapitalise the business. The transaction is in line with our strategy and allows us to generate net proceeds of approximately $1 billion, strengthen our balance sheet, return £300m of surplus capital to shareholders via a share buyback and maintain a significant income stream from an ongoing 25% stake in the world's leading consumer publisher.

In January we also announced our intention to rebase our dividend. Today we are announcing that our future dividend policy will be to pay a sustainable and progressive dividend that is comfortably covered by the earnings of our ongoing business excluding any contribution from PRH.

This transaction values the Penguin Random House Venture at an enterprise value of $3.55 billion. The formation of PRH in 2013 created the first truly global consumer book publishing company, with a significant market share lead over its nearest competitors. Over the last four years PRH has enjoyed significant creative and commercial success and delivered more than $150m in annualised integration benefits, increasing profit and margins and creating significant value for both partners.

As part of the agreement PRH will undertake a recapitalisation to 2.0x net debt / EBITDA, distributing dividends to both partners. This recapitalisation will be achieved in two steps with PRH initially recapitalised to 1.5x on closing of the transaction, increasing to 2.0x in April 2018.

At closing, Pearson will receive total net cash proceeds from this tax-efficient transaction of approximately $968 million from the sale and associated dividend payments from the initial recapitalisation of PRH.  We will receive a further $66m in April 2018.

The transaction is expected to close in September 2017, subject to regulatory approval being obtained, at which time Pearson's ownership of PRH will fall to 25%. The partial divestment of our stake in PRH is in line with our strategy for simplification and through our successful partnership with Bertelsmann over the last four years we have created significant shareholder value. We will use the proceeds to maintain a strong balance sheet and invest in our business in addition to returning £300 million to shareholders following the closing of the transaction.

Financial impact

In 2016, Pearson's 47% associate share in PRH contributed £129 million after tax to its adjusted operating profit. Pearson reiterates its guidance for 2017 and has previously stated that it expects PRH to contribute around £120 million of after tax-adjusted profit to our full year adjusted operating profit, which is expected to be in the range £570-630 million, with earnings per share in the range 48.5-55.5p.

Assuming the transaction closes in the anticipated timeframe we would expect a dilution of around 3p to 2017 earnings per share before any impact from the share buyback due to the loss of PRH's operating profit contribution in the seasonally important fourth quarter. The pro forma full year impact of the transaction after the share buyback to 2017 earnings is around 4p - see Note 4 below.

Pearson's ongoing interest in PRH
Under the terms of the agreement:
●      PRH will continue to distribute dividends to both shareholders in line with the existing policy.
●      In addition, PRH will undertake a further recapitalisation every two years from the date of closing. If net debt to EBITDA drops below 2.0x this will result in incremental dividends to both shareholders.
●      Pearson will be subject to an eighteen-month lock-up period from closing.
●      Post lock-up Bertelsmann will have a simplified Right Of First Offer over Pearson's remaining stake in PRH.
●      Pearson retains appointment rights over the PRH CFO and Audit chair and other minority protections. The right to appoint the PRH Chairman passes to Bertelsmann.

Use of proceeds
In addition to strengthening our balance sheet significantly, Pearson intends to return £300 million of surplus capital to shareholders via a share buyback following the closing of the transaction. Shares repurchased will be cancelled.

Dividend policy
In our January 2017 trading update, Pearson announced its intention to rebase its dividend policy to reflect portfolio changes, the challenging market environment, the pace of investment required to transform the business and the need to sustain a healthy balance sheet to ensure we have the financial flexibility to maintain a solid investment grade credit rating.

We recognise the importance of dividends to our shareholders and our policy will therefore reflect a sustainable and progressive dividend, which is comfortably covered by the earnings of our business excluding any contribution from PRH and which can grow as our business grows into the opportunities in global education. We will declare our interim dividend at our half-year results on the 4th August 2017.

John Fallon, Pearson's chief executive, said:

"Combining Penguin with Random House has proved to be a great publishing success, as well as enabling some big cost savings. This has benefited readers, authors, and shareholders. Today's deal enables Pearson to realise a significant amount of the value we've helped to create whilst continuing to be part of the world's biggest and best trade publisher. We will use the proceeds to maintain our strong balance sheet, invest in our business and return £300m to shareholders."

Conference call
We will hold a conference call at 8.30am today Tuesday, 11th July to discuss the transaction. A replay will be available soon after on our website www.pearson.com.

Notes
1. Penguin Random House, the first truly global consumer book publishing company was created on 1st July 2013 in a transaction accounted for as the sale by Pearson of Penguin to Bertelsmann and the simultaneous purchase of a 47% stake in the Penguin Random House Venture entity.

2. Pearson owns 47% of the Penguin Random House Venture, which in  2016,  reported Revenues of $3,387m, EBIT of $447m and EBITDA of $531m as reported in € converted at a 2016 average €/$ exchange rate of 1.1072, Gross Assets of $3,819m and Net Assets of $2,304m converted at a 2016 closing rate of 1.0541. Pearson included a contribution of £129m of after tax contribution from its share of PRH in Pearson plc 2016 Adjusted Operating income.

3. The transaction valuation represents a multiple of 1.05x pre-recapitalisation enterprise value to historic sales and c.7x historic EBITDA (based on PRH sales and EBITDA for the year to 31 December 2016 of $3,387 million and $531 million respectively).

4. In order to assist in modelling the impact of this announcement on future years we are also presenting the pro forma impact on our guidance for 2017 assuming the transaction and the buyback had occurred on January 1st 2017 (based on yesterday's closing share price of 690.5p).

The pro forma impact on 2017 of the reduced contribution from PRH, the PRH recapitalisation, and a £300m buyback at the current Pearson share price would be to reduce Adjusted Operating Profit by £65m and forecast Adjusted EPS by approximately 4p as shown in the table below.

Cash retained within the business will reduce our net debt and allow us to reduce interest cost over time.

	January 2017 Guidance	2017 Guidance revised for transaction	Pro Forma 2017 Guidance
Adjusted Operating Profit	£570-630m	£546-606m	£505-565m
Adjusted EPS	48.5p-55.5p	45.5-52.5p	44.5p-51.5p*
Tax Rate	c20%	c21%	c22%
Net Interest charge	c£74m	c£74m	c£64m**

* based on an pro forma repurchase of approximately 43m shares on Jan 1st for a 2017 average share count of 772m
**excludes one-off transaction costs of a pro forma debt repurchase transaction.

5. The Penguin Random House Board comprises:
●      Phil Hoffman - Chairman, Penguin Random House
●      Markus Dohle - Chief Executive Officer, Penguin Random House
●      Milena Alberti - Chief Financial Officer, Penguin Random House
●      John Fallon - Chief Executive Officer, Pearson
●      Coram Williams  - Chief Financial Officer, Pearson
●      Thomas Rabe - Chairman and Chief Executive Officer, Bertelsmann
●      Thomas Goetz - General Counsel and Head of Legal Department, Bertelsmann
●      Bernd Hirsch - Chief Financial Officer, Bertelsmann
●      Gail Rebuck - Member of the Bertelsmann Group Management Committee
●      Emmanuel Roman - Chief Executive Officer, PIMCO
●      Lauren Zalaznick - Media Executive

Analyst and investor conference call details

UK Toll Number: +44 (0) 203 139 4830
UK Toll-Free Number: +44 (0) 808 237 0030
Participant Pin Code: 22731571#

Audience URL:
http://event.onlineseminarsolutions.com/r.htm?e=1461598&s=1&k=2E8303052A39938C2D4793342BFCEC51

This statement contains inside information

For more information
T + 44 (0)20 7010 2310
Investors: Jo Russell, Tom Waldron, Anjali Kotak
Press: Tom Engel, Tom Steiner

Ends

Forward looking statements:
Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson's strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson's present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson's publicly-filed documents and you are advised to read, in particular, the risk factors set out in Pearson's latest annual report and accounts, which can be found on its website (www.pearson.com/investors). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on such forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 11 July 2017
By: /s/ NATALIE DALE

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Natalie Dale
Deputy Company Secretary